SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The name, present principal occupation or employment and citizenship of each director and executive officer of Lantheus Holdings, Inc. are set forth below. The business address for each director and executive officer is c/o Lantheus Holdings, Inc., 201 Burlington Road, South Building, Bedford, MA 01730.

Board of Directors of Lantheus Holdings, Inc.

Name	Present Principal Occupation or Employment	Citizenship
Mary Anne Heino	Executive Chairperson and Chief Executive Officer of Lantheus Holdings, Inc.	United States
Minnie Baylor-Henry	President of B-Henry & Associates	United States
Dr. Gérard Ber	Co-Founder and former Chief Operating Officer of Advanced Accelerator Applications S.A.	France
Julie Eastland	President and Chief Executive Officer of Zentalis Corporation	United States
Samuel Leno	Former Executive Vice President and Chief Operations Officer, Boston Scientific	United States
Heinz Mäusli	Former Chief Financial Officer of Advanced Accelerator Applications S.A.	Switzerland
Julie McHugh	Former Chief Operating Officer, Endo Health Solutions, Inc.	United States
Dr. Phuong Khanh (P.K.) Morrow	Head of Oncology Therapeutic Area Unit at Takeda Pharmaceuticals Company	United States
Gary J. Pruden	Former Executive Vice President, Worldwide Chairman, Medical Devices, Johnson and Johnson	United States
Dr. James H. Thrall	Distinguished Juan M. Taveras Professorship of Radiology, Harvard Medical School	United States

Executive Officers of Lantheus Holdings, Inc.

Name	Present Principal Occupation or Employment	Citizenship
Mary Anne Heino	Chief Executive Officer	United States
Robert J. Marshall, Jr.	Chief Financial Officer and Treasurer	United States

Daniel M. Niedzwiecki	Chief Administrative Officer, General Counsel and Corporate Secretary	United States
Amanda M. Morgan	Chief Commercial Officer	United States
Dr. Ludger Dinkelborg	Head of Research and Development	Germany

The name, present principal occupation or employment and citizenship of each director and executive officer of Lantheus Medical Imaging, Inc. are set forth below. The business address for each director and executive officer is c/o Lantheus Holdings, Inc., 201 Burlington Road, South Building, Bedford, MA 01730.

Board of Directors of Lantheus Medical Imaging, Inc.

Name	Present Principal Occupation or Employment	Citizenship
Mary Anne Heino	Executive Chairperson and Chief Executive Officer of Lantheus Holdings, Inc.	United States
Robert J. Marshall, Jr.	Chief Financial Officer and Treasurer of Lantheus Holdings, Inc.	United States
Daniel M. Niedzwiecki	Chief Administrative Officer, General Counsel and Corporate Secretary of Lantheus Holdings, Inc.	United States

Executive Officers of Lantheus Medical Imaging, Inc.

Name	Present Principal Occupation or Employment	Citizenship
Mary Anne Heino	Chief Executive Officer	United States
Robert J. Marshall, Jr.	Chief Financial Officer and Treasurer	United States
Daniel M. Niedzwiecki	Chief Administrative Officer, General Counsel and Corporate Secretary	United States
Amanda M. Morgan	Chief Commercial Officer	United States